

May 3, 2013

Via E-Mail
Mr. Fredrik J. Eliasson
Chief Executive Officer
CSX Corporation
500 Water Street
15th Floor
Jacksonville, FL 32202

      Re: CSX Corporation
              Form 10-K for the year ended December 28, 2012
              Filed February 19, 2013
              File No. 001-08022

Dear Mr. Eliasson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 28, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Free Cash Flow, page 29

1. We note your presentation of the non-GAAP measure, free cash flow, and the disclosure indicating that you believe free cash flow is important in evaluating the company's financial performance. Please revise to more specifically describe the reasons why management believes this non-GAAP measure is useful to potential investors. In addition, since free cash flow as calculated appears to exclude mandatory expenditures such as debt service, your disclosure of this measure may imply that free cash flow represents the residual cash flow available for discretionary purposes. Please revise your disclosure to clarify that the measure represents residual cash flow available for

discretionary purposes only following the consideration of any mandatory debt service requirements. Please refer to Question 102.07 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures maintained on the Commissions website.

Results of Operations, page 33
Expense

2. We note your discussion regarding the various factors and circumstances responsible for fluctuations in the various expenses reflected in your consolidated statements of operations. However, in addition to discussing the reasons for the changes (or lack thereof), we believe you should also revise to quantify the reasons for the change, particularly when more than one factor resulted in the change in your results of operations. For example, you state that certain increases were "primarily" attributed to one factor, and "partially offset" by another factor, or, you indicate, that "additionally", an increase was attributed to more than one factor without quantifying the impact of each contributing factor. Please revise to separately quantify each significant factor contributing to the changes in the various categories of expenses discussed within the results of operations section of MD&A.

Item 8. Financial Statements and Supplementary Data
Note 6. Properties, page 77

3. We note from the disclosure included on page 80 that in the event that large groups of assets are removed from service as a result of unusual acts or sales, resulting gains and losses are recognized immediately as these acts are not considered to be in the normal course of business and are therefore recognized when incurred. We also note that during 2012, the Company recognized an abnormal gain of $104 million. Please tell us and revise the notes to your financial statements to explain the nature of the events or circumstances that occurred during 2012 that resulted in the recognition of the abnormal gain of $104 million. Also, please explain how this gain was calculated or determined.

4. We note the disclosure included on page 82 indicating that in connection with the sale of 61 miles of operating rail corridor to the Florida Department of Transportation, the Company recognized a deferred gain of $160 million during 2011. We also note that the deferred gain is recognized into income ratably as the Company's investment obligation of $500 million in routine capital expenditures and maintenance capacity, facilities or equipment in Florida is fulfilled. We further note that during 2012 and 2011, the Company recognized $94 million and $14 million of this deferred gain in materials, supplies and other in the consolidated income statements. Please tell us and revise the notes to your financial statements to disclose the amount of the investment obligation that was fulfilled during 2012 and 2011 and indicate the period over which the Company expects to fulfill its remaining investment obligation.

<u>Quarterly Report on Form 10-Q</u>
<u>Consolidated Income Statements</u>

5. We note that your current presentation of total comprehensive income in your consolidated income statements does not comply with the guidance outlined in ASC 220-10-65-1. Please revise your consolidated statements of income to separately disclose the components that make up your total comprehensive income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or, in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief